UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Partial Amendments to the Articles of Incorporation

Tokyo, May 16, 2016 — Mitsubishi UFJ Financial Group, Inc. (MUFG) resolved, at a meeting of the Board of Directors held today, to submit a proposal for partial amendments to the Articles of Incorporation of MUFG, as stated below, at the 11th Annual General Meeting of Shareholders to be held on June 29, 2016.

1.	Reasons for Amendments

The amendments to the Articles (proposed amendments to Article 2) are intended to enable MUFG to act agilely in response to any future change to the scope of businesses in which bank holding companies are permitted to engage under the Banking Act of Japan.

2.	Details of Amendments

The details of the amendments are as shown in the attached document.

3.	Schedule

Date of resolution at a meeting of the Board of Directors

May 16, 2016 (Monday)

Date of resolution at the general meeting of shareholders (plan)

June 29, 2016 (Wednesday)

Effective date of the amendments to the Articles of Incorporation (plan)

June 29, 2016 (Wednesday)

*    *    *

Contact:

Mitsubishi UFJ Financial Group

Corporate Communications Division

Media Relations Office

81-3-3240-7651

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PROPOSED AMENDMENTS TO THE ARTICLES OF INCORPORATION

OF

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(The underlined portions indicate the proposed amendments.)

Current Articles of Incorporation	Proposed Amendments

CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS

Article 1. (Omitted.)	Article 1. (Unchanged.)

(Purpose)

Article 2.

The purpose of the Company shall be to engage in the following businesses as a bank holding company:

1. Administration of management of banks, trust banks, specialized securities companies, insurance companies or other companies which the Company may own as its subsidiaries under the Banking Law; and

2. Any other businesses incidental to the foregoing businesses mentioned in the preceding item.

(Newly added.)

(Purpose)

Article 2.

The purpose of the Company shall be to engage in the following businesses as a bank holding company:

1. Administration of management of banks, trust banks, specialized securities companies, insurance companies or other companies which the Company may own as its subsidiaries under the Banking Law;

2. Any businesses incidental to the foregoing businesses mentioned in the preceding item; and

3. Any other businesses in which bank holding companies are permitted to engage under the Banking Act in addition to the foregoing businesses mentioned in the preceding two items.

Article 3. through Article 47. (Omitted.)	Article 3. through Article 47. (Unchanged.)

Additional Rule (Omitted.)	Additional Rule (Unchanged.)

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